[redacted]

Rentokil Initial

Group Secretariat
Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0)1293 858 161
Fax +44 (0)1293 858 311

FILE NO: 82-34878

1 October 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

<u>Type of Information or Report</u>	<u>Document furnished</u>
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6.1 Retirement of £125m revolving credit facility 6.2 Holdings in Company x 4

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

pp [signature]

Alex Laan
Assistant Company Secretary

dlw 10/9

Rentokil Initial

Retirement of £125m Revolving Credit Facility

RNS Number : 4343Y
Rentokil Initial PLC
03 September 2009

Rentokil Initial retires £125m Revolving Credit Facility

Rentokil Initial plc ("the Company") today announces that it has retired its wholly unused £125m Revolving Credit Facility, as of 3 September 2009.

The retirement of the Facility reflects the Company's strong cash flow year to date and the Board's previously announced decision to pass the interim dividend.

The Company will announce its third quarter results on 6 November 2009.

Enquiries:

Shareholder/analyst enquiries:

Katharine Rycroft, Investor Relations	Rentokil Initial plc	07811 270734

Media enquiries:

Malcolm Padley, Corporate Communications	Rentokil Initial plc	07788 978199
Kate Holgate, Tom Williams	Brunswick Group	020 7404 5959

END

STRQLLFBKKBBBBD

Rentokil Initial

Holding(s) in Company

RNS Number : 7109Y
Rentokil Initial PLC
08 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	As above
5. Date of the transaction and date on which the threshold is crossed or reached:	07.09.2009
6. Date on which issuer notified:	08.09.2009
7. Threshold(s) that is/are crossed or reached:	13% to 12%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B082RF11	248,559,194	236,044,067	248,345,304	N/a	235,830,177	N/a	12.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/a						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
235,830,177	12.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 233,063,832 12.84%

Schroder & Co Limited	2,694,016	0.15%
Schroders (CI) Limited	72,329	0.004%

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Paul Griffiths Company Secretary Rentokil Initial plc
15. Contact telephone number:	01293 858160

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUWUORKNRKRAR

Rentokil Initial

Holding(s) in Company

RNS Number : 0366Z
Rentokil Initial PLC
14 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	As above
5. Date of the transaction and date on which the threshold is crossed or reached:	10.09.2009
6. Date on which issuer notified:	11.09.2009
7. Threshold(s) that is/are crossed or reached:	12% to 13%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B082RF11	248,375,304	235,860,177	248,648,756	N/a	236,133,629	N/a	13.01%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/a						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
236,133,629	13.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 233,367,284 12.86%

Schroder &Co Limited	2,694,016	0.15%
Schroders (CI) Limited	72,329	0.004%

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Paul Griffiths Company Secretary Rentokil Initial plc
15. Contact telephone number:	01293 858160

END

HOLUSANRKRRKAAR

Rentokil Initial

Holding(s) in Company

RNS Number : 0988Z
Rentokil Initial PLC
15 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	As above
5. Date of the transaction and date on which the threshold is crossed or reached:	14.09.2009
6. Date on which issuer notified:	15.09.2009
7. Threshold(s) that is/are crossed or reached:	13% to 12%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B082RF11	248,496,263	235,981,136	248,280,502	N/a	235,765,375	N/a	12.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/a						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
235,765,375	12.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 232,999,030 12.84%

Schroder &Co Limited	2,694,016	0.148%
Schroders (CI) Limited	72,329	0.004%

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Paul Griffiths Company Secretary Rentokil Initial plc
15. Contact telephone number:	01293 858160

END

HOLUVVORKVRKAAR

Rentokil Initial

Holding(s) in Company

RNS Number : 3216Z
Rentokil Initial PLC
18 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	As above
5. Date of the transaction and date on which the threshold is crossed or reached:	17.09.09
6. Date on which issuer notified:	18.09.09
7. Threshold(s) that is/are crossed or reached:	12% to 13%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B082RF11	248,677,314	236,162,187	249,677,314	N/a	237,162,187	N/a	13.07%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
N/a						

Total (A+B+C)

Number of voting rights	Percentage of voting rights
237,162,187	13.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 234,395,842 12.92%

Schroder & Co Limited	2,694,016	0.148%
Schroders (CI) Limited	72,329	0.004%

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Paul Griffiths Company Secretary Rentokil Initial plc
15. Contact telephone number:	01293 858160

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUWUORKKRKAAR